UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number: 001-35043

GREAT PANTHER MINING LIMITED

(Translation of registrant's name into English)

1330 - 200 Granville Street
Vancouver, British Columbia, V6C 1S4, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[  ] Form 20-F [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER MINING LIMITED

/s/ Robert Henderson

Robert Henderson
President and CEO

Date: October 20, 2021

EXHIBIT INDEX

Exhibits 99.1 and 99.2 to this report on Form 6-K furnished to the SEC are hereby incorporated by reference as exhibits to the Registration Statement on Form F-10 of Great Panther Mining Limited (File No. 333-258604), as amended and supplemented, and to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

99.1*	News Release dated October 18, 2021

99.2	Consent of Fernando A. Cornejo, M.Eng., P.Eng

* Previously filed.